Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

July 1, 2016

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Nuveen Unit Investment Trust, Series 145

Nuveen TIAA ESG Global Dividend Portfolio, 3Q 2016

File Nos. 333-211629 and 811-08103

Dear Ms. White:

This letter is in response to your comments given to our office during a telephone conversation regarding amendment no. 1 to the registration statement on Form S-6 for Nuveen Unit Investment Trust, Series 145, filed on Juen 29, 2016, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Nuveen TIAA ESG Global Dividend Portfolio, 3Q 2016 (the “Trust”).

Prospectus

Principal Investment Strategy (p. 2)

1. We have reviewed your response to our comment regarding how the Trust will comply with Rule 35d-1 of the Investment Company Act of 1940 with respect to the word “dividend” in its name. We disagree. Please include a policy to invest at least 80% of the Trust’s assets in dividend-paying securities.

Response: The following has been added to the beginning of the “Principal Investment Strategy” section: “The Trust will invest at least 80% of its total assets in dividend-paying equity securities.”

Determination of ESG Criteria (pp. 2-3)

2. We have reviewed your response to our comment regarding the phrase “international norms and principles.” We disagree. Please disclose what you mean by “international norms and principles” in the prospectus.

Response: The following has been added after the phrase “international norms and principles”: “(such as, but not limited to, Universal Declaration of Human Rights, the ILO Declaration on Fundamental Principles and Rights at Work, and the UN Global Compact).”

Portfolio Contents (pp. 3-4)

3. Please clarify that “key performance indicators” are the same as the ESG criteria.

Response: The disclosure has been revised so that the following replaces the second sentence of the second paragraph under the “Establishment of an Investable Universe” section: “The ESG evaluation process is conducted on an industry-specific basis and involves the identification of key performance indicators (which are the same as the ESG Criteria specified in “Determination of ESG Criteria” above), which are given more relative weight compared to other factors.”

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren